Exhibit 99.1

BIT Mining Completed the First Phase of Acquisition in Ethiopia

AKRON, Ohio, December 9, 2024 /PRNewswire/ – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency mining company, today announced that it has completed the first phase of previously-announced acquisition of crypto mining data centers and Bitcoin (“BTC”) mining machines in Ethiopia. To complete the first phase of the acquisition, the Company has made a cash payment of US$2.265 million and issued an aggregate number of 369,031,800 Class A ordinary shares to the sellers in exchange for a 35-megawatt operational and electrified crypto mining data center and 17,869 BTC mining machines. The second phase of the acquisition, which involves transfer of the remaining data centers to the Company, will close upon completion of construction of the remaining data centers, which is expected to occur in March or April 2025. Upon closing of the second phase, the Company will issue an additional 45,278,600 Class A ordinary shares as consideration.

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company with operations in cryptocurrency mining, data center operation and mining machine manufacturing. The Company is strategically creating long-term value across the industry with its cryptocurrency ecosystem. Anchored by its cost-efficient data centers that strengthen its profitability with steady cash flow, the Company also conducts self-mining operations that enhance its marketplace resilience by leveraging self-developed and purchased mining machines to seamlessly adapt to dynamic cryptocurrency pricing. The Company also owns 7-nanometer BTC chips and has strong capabilities in the development of LTC/DOGE miners and ETC miners.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Forward looking statements in this press release include, but are not limited to, statements on the closing of the second phase of the proposed acquisition. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining’s actual results to differ materially from those indicated in the forward-looking statements include, but are not limited to, any adverse change in the business and financial performance of the Company or the landscape of the cryptocurrency mining industry, the inability of the Company or the counterparty to satisfy the closing conditions of the proposed acquisition, and the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement for the proposed acquisition. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

BIT Mining Limited

ir@btcm.group

Ir.btcm.group

www.btcm.group

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com